DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, Texas 78701-4653 www.dlapiper.com Drew M. Valentine, Esq. drew.valentine@us.dlapiper.com T 512.457.7019 F 512.721.2274

August 8, 2022

Via Edgar

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Killoy and Christina Chalk

Re:	QIWI PLC
Schedule TO-T filed July 19, 2022
SEC File No. 005-87446

Ladies and Gentlemen:

On behalf of our client, Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus, we set forth below the Offeror’s responses to the letter, dated July 28, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO-T (File No. 005-87446) filed by the Offeror on July 19, 2022 (the “Schedule TO-T”).

In order to facilitate your review of our responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Offeror’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Division of Corporation Finance
August 8, 2022

In addition, the Offeror and Mr. Solonin have revised the Schedule TO-T in response to the Staff’s comments and are publicly filing a revised draft of the Tender Offer Statement on Schedule TO-T/A (the “Amended Schedule TO-T”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Schedule TO-T.

Schedule TO-T

Has the Company or its Board adopted a position on the Offer?, page 7

1.	We note the statement here that neither the Company nor its Board has expressed any position on the Offer and that "[y]ou must make your own decision as to whether to tender your Shares..." This statement is confusing, given that the Company is required to take a position with respect to the Offer within ten business days of the commencement pursuant to Rule 14e-2, and will be required to file and disseminate to target shareholders a Schedule 14D-9 explaining its position. Please revise.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and note that the Company filed a Schedule 14D-9 on August 2, 2022 (the “Schedule 14D-9”), commenting on the Offer. The Schedule 14D-9 will be disseminated to the Company’s shareholders. The Offeror and Mr. Solonin have revised the disclosure in the Summary Term Sheet in the Offer to Purchase under the question “Has the Company or its Board adopted a position on the Offer?” as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

The Company and its Board have not been involved in the Offer (other than responding to a small number of queries from the Offeror on factual matters) ~~and have not expressed any position on the Offer~~. On August 2, 2022, the Company filed a Schedule 14D-9 (the “Schedule 14D-9”) with the position of Company with respect to the Offer as determined by the Board. As disclosed in the Schedule 14D-9, after careful consideration, the Board has determined that, due to the factors described therein, it cannot take a position with respect to the Offer. You must make your own decision as to whether to tender your Shares or Shares represented by ADSs and, if so, how many Shares or Shares represented by ADSs to tender. In so doing, you should read carefully the information set forth in this Offer to Purchase and ~~in~~ the related Letter of Transmittal, including our reasons for making the Offer, and the Schedule 14D-9. See Section 2.

Division of Corporation Finance
August 8, 2022

Will there be a subsequent offering period?, page 8

2.	We note the following disclosure here, which is repeated later in the offering materials: "We do not currently anticipate that there will be a subsequent offering period." Please revise to make clear that there cannot be a subsequent offering period for this Offer, since it is for less than all outstanding Shares. See Rule 14d-11(b).

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the disclosure in the Summary Term Sheet in the Offer to Purchase and in the section of the Offer to Purchase titled “THE OFFER – 1. Terms of the Offer; Proration” to clarify that there will not be a subsequent offering period for the Offer.

Purpose of the Offer; Certain Effects of the Offer, page 14

3.	We note that QIWI PLC is incorporated in Cyprus. If fully subscribed (including overallotment option), Mr. Solinin will control 73.6% of the voting power of the Company after the Offer. Expand the disclosure to discuss the thresholds for control of QIWI or to take other actions under Cyprus law and the Company's bylaws. For example, we are aware that in certain foreign countries, 75% ownership (rather than a simple majority) is the relevant threshold necessary to take many corporate actions. Please revise to address how Mr. Solinin's ability to control QIWI and take certain corporate actions will change, if he goes from 66% to 73.6% ownership after the Offer. As noted, your discussion should focus on QIWI and its governing instruments, as well as Cyprus law.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and, after consulting with the Company’s Cyprus counsel, have revised the disclosure in the Summary Term Sheet of the Offer to Purchase to provide additional information on the Cyprus Companies Law and the Company’s organizational documents with respect to heightened voting thresholds for certain corporate actions and if Mr. Solinin’s ability to control the Company and take certain corporate actions could change upon the completion of the Offer. As noted in the disclosure, the completion of the Offer would increase the percentage of the Company’s voting power Mr. Solonin holds from 66.6% to 73.6%, and thereby closer to the 75% voting power threshold for certain actions under Cyprus Law and the Company’s articles of association, but he would not have the ability to effect such corporate actions requiring 75% of the Company’s voting power. Mr. Solonin currently has the ability to control the vote of holders of the Class A ordinary shares, voting as a separate class, including with respect to matters requiring 75% class approval, and that will not be impacted by the completion of the Offer. Mr. Solonin currently does not hold any Shares and thereby does not have the ability to control the vote of holders of the Shares, voting as a separate class, including with respect to matters requiring 75% class approval. Upon the completion of the Offer he will hold 19.1% of the Company’s issued and outstanding Shares (or 21.1% upon the purchase of additional Shares in connection with the 2% Option), and would not have the ability to control the vote of holders of the Shares being tendered, voting as a separate class, including with respect to matters requiring 75% class approval.

Division of Corporation Finance
August 8, 2022

Conditions of the Offer, page 21

4.	Please refer to the eighth bullet on page 21 which states that the Company may assert an offer condition triggered by “the commencement or material escalation, on or after July 19, 2022, ...of hostilities between the Russian Federation and Ukraine, any outbreak of a pandemic or contagious disease (including COVID-19 pandemic, to extent that there is any material adverse development...on or after July 19, 2022).” To avoid rendering the offer illusory, all offer conditions must be objectively determinable and outside the control of the bidder. Please revise to provide further descriptive detail about what could constitute a material escalation of either the COVID pandemic or the hostilities in Ukraine, such that shareholders can determine whether this condition has been "triggered.".

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the referenced condition as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

•

the commencement or material escalation, on or after July 19, 2022, of war, armed hostilities or other international or national calamity, directly or indirectly involving the United States  including, but not limited to, an escalation of hostilities between the Russian Federation and Ukraine such that the armed forces of the United States become engaged in direct combat operations in the territory of Ukraine or otherwise with the Russian Federation, any outbreak of a pandemic or contagious disease ~~(including the COVID-19 pandemic, to the extent that there is any material adverse development related thereto on or after July 19, 2022 that in our reasonable judgment makes it inadvisable for us to proceed with the Offer)~~ that is declared a global pandemic by the World Health Organization, or an escalation of the current COVID-19 pandemic such that the governor or legislature of any U.S. State issues a statewide stay-at-home order on or after July 19, 2022 or an act of terrorism, directly or indirectly involving the United States;

Division of Corporation Finance
August 8, 2022

5.	Refer to the condition listed in the third bullet point on page 22. As currently drafted, the condition encompasses a material change in ANY currency exchange rate. Consider narrowing the condition by singling out those currencies materially linked to the Company's business, or advise.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the referenced condition as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

•

a material change in the U.S. ~~or any other~~ dollar or Russian ruble currency exchange rates or a suspension of or limitation on the markets for such currencies that, in our reasonable judgment, could have a material adverse effect on the Company’s or its subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or on the trading in the Shares (including the Shares represented by ADSs), or on the benefits we expect to receive from the Offer; or

6.	Refer to the last paragraph in this section on page 23. Revise the first sentence indicating that the listed Offer conditions can be asserted or waived "at any time and from time to time." When an event occurs that "triggers" a listed Offer condition, you must promptly inform shareholders whether you will waive it and continue with the Offer, or assert the condition to terminate.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the referenced paragraph to state as follows (additions are underlined for your convenience):

The conditions referred to above may be asserted or waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time, subject to applicable law. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Notwithstanding the foregoing, in the event that one or more events described above occurs before the Expiration Date, we will, as promptly as practical, notify the holders of Shares and Shares represented by ADSs of our determination as to whether to (i) waive or modify, in whole or in part, the condition and continue the Offer or (ii) terminate the Offer.

Division of Corporation Finance
August 8, 2022

The Offer: Fees and Expenses, page 32

7.	Please disclose the itemized fees and expenses incurred in making the Offer. See Item 9 of Schedule TO and Item 1009 of Regulation MA.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the section of the Offer to Purchase titled “THE OFFER – 16. Fees and Expenses” to disclose the itemized fees and expenses incurred in making the Offer.

General

8.	We note your assertion that financial statements are not material in the context of this Offer. However, Mr. Solinin and Dalliance are not publicly-reporting entities and this is not a tender offer for all outstanding Shares. See Instruction 2 to Item 10 of Schedule TO. While Mr. Solinin is already a significant shareholder of QIWI, he will become a materially larger shareholder if this Offer is fully subscribed, which may result in his increased ability to exercise control over this Cyprus corporation. (See our additional comment on this point). Please explain, on a supplemental basis, why you do not believe that financial statements of the bidders are material here. See Instruction 1 to Item 10 of Schedule TO. To the extent that a material portion of Mr. Solinin or Dalliance's assets consist of an equity stake in QIWI, this should be explained. In this regard, we note the following statement in the Offer to Purchase: "Mr. Solinin has acquired considerable financial resources form the Company's initial public offering and the dividends he has received as a shareholder of the Company." Alternatively, revise to provide the financial statements required by Item 10.

Response: The Offeror and Mr. Solonin respectfully acknowledge the Staff’s comment and advise the Staff that the Offeror and Mr. Solonin carefully considered whether their financial statements are material to the decision to tender Shares (or Shares represented by ADS) sought in the Offer. We respectfully advise the Staff that, as more fully explained below, the Offeror and Mr. Solonin do not believe that their financial information is material to the decision to tender Shares (or Shares represented by ADS) sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Amended Schedule TO-T.

Division of Corporation Finance
August 8, 2022

Item 10 of Schedule TO requires the disclosure of financial information regarding the offeror, as specified in Item 1010(a)-(b) of Regulation M-A, only where such information is material. Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) states that there are several factors that should be considered in determining whether financial statements are material, including the ability of the bidder to pay for securities sought in the tender offer and/or to repay any loans in connection with the tender offer and whether the offer is subject to a financing condition. As noted in the Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.” Further, we note that the Release states that Instruction 2 of Item 10 is a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material.

In accordance with the above provisions and Commission guidance, the Offeror and Mr. Solonin respectfully submit that their financial information is not material to holders of Shares in determining whether to tender their Shares sought in the Offer because the information material to such holders is whether Mr. Solonin has the financial resources to pay for the tendered Shares. We advise the Staff that there are no financing contingencies to the Offer and the Offer consideration consists solely of cash. In addition, the disclosure in the section of the Offer to Purchase titled “Source and Amount of Funds,” “Mr. Solonin has acquired considerable financial resources from the Company’s initial public offering and the dividends he has received as a shareholder of the Company” was made to provide holders color regarding Mr. Solonin’s ability to consummate the Offer through his financial resources, in particular the cash received in connection with the Company’s initial public offering and the payment of dividends. As noted in the section of the Offer to Purchase titled “THE OFFER – 8. Price Range of the Shares; Dividends” the Company has been active in declaring and paying dividends during its history as a publicly traded company, which has provided significant cash to Mr. Solonin as a controlling shareholder. Mr. Solonin has already provided the Offeror, which otherwise has nominal assets, with sufficient cash to consummate the Offer and pay related expenses. Given Mr. Solonin’s financial resources and the contribution to the Offeror, we submit that the Company’s stockholders have all of the material information necessary to evaluate whether the Offeror and Mr. Solonin have sufficient capacity to make payment for Shares and ADSs tendered in the Offer.

Division of Corporation Finance
August 8, 2022

Furthermore, we respectfully acknowledge that the Commission provided additional guidance, specifically in footnote 195 to the Release, stating, in relevant part, that the financial information of a bidder can be material “when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [as] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” We acknowledge that financial information of a bidder that becomes a dominant or controlling shareholder pursuant to the tender offer could, depending upon the facts and circumstances, be material if the bidder’s financial situation informs its actions with respect to the company and other shareholders are subject to such actions. However, the relevance of Mr. Solonin’s significant existing equity stake is that the foregoing consequences will not occur as a result of the Offer because they already exist. We submit that there will be de minimis substantive effect, if any, on such influence as a result of the completion of the Offer. Mr. Solonin is the controlling shareholder of the Company and has always been the largest shareholder of the Company during its tenure as a publicly company. Any investor trading in the securities of the Company has done so with Mr. Solonin as the largest shareholder and without financial statements or knowing his exact net worth. Moreover, given the context of (i) the inability of a significant portion of the Company’s shareholders to sell their Shares or ADSs due to the Trading Halt and the inability of non-Russians to trade Shares or ADSs on MOEX, (ii) the continuing geopolitical uncertainty relating to the hostilities in Ukraine, (iii) the Company’s nexus to the Russian Federation and the Commonwealth of Independent States, and (iv) the Company’s operational proximity to the Russian banking industry and the U.S. and EU sanctions thereon, we do not believe that the financial position of Mr. Solonin or the Offeror would impact yet alone be material to the decision to tender Shares (or Shares represented by ADS) sought in the Offer .

Given the facts and circumstances of the Offer, and in particular the terms of the Offer described above, we respectfully submit that the Offeror and Mr. Solonin believe their financial information is not material to the decision of a holder of Shares or ADSs to tender Shares or ADSs sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Amended Schedule TO-T.

Division of Corporation Finance
August 8, 2022

9.	Revise the Offer to Purchase to provide additional information about the Trading Halt of the Company's ADS' on the NASDAQ. Detail any developments since the Trading Halt in February and explain specifically the conditions/terms of the Halt and the reasons provided by the exchange. Describe any steps the Company has taken, will take, or has been advised to take in order to lift the Halt.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the disclosure in the Summary Term Sheet in the Offer to Purchase and in the section of the Offer to Purchase titled “THE OFFER – 2. Purpose of the Offer; Certain Effects of the Offer” to provide the following additional detail relating to the Trading Halt (additions are underlined for your convenience).

“On February 28, 2022, Nasdaq halted trading in the Company’s ADSs, significantly reducing the ability for stockholders of the Company to sell their Shares represented by ADSs. Nasdaq subsequently sent a request to the Company to issue a press release disclosing the effects of the recently enacted sanctions on the Company or state if no material effects were expected. On March 4, 2022, the Company issued a press release, which was included as Exhibit 99.1 to the Form 6-K filed the same day, stating that (a) the Company’s operations remain uninterrupted, (b) the U.S. and EU sanctions targeting Russia have had no immediate impact on QIWI’s operations and (c) neither the Company nor any of its subsidiaries is specifically targeted by the new sanctions enacted as a result of the Russian military operations in Ukraine. On March 7, 2022, Nasdaq announced that the trading would remain halted until the Company had satisfied Nasdaq’s request for additional information. The Company contacted Nasdaq and was informed following their discussion that there was no additional information being requested, and there has not been a determination to release the halt. Upon further correspondence with Nasdaq, there is no indication that the Trading Halt will be lifted. The Company continues to remain available for further discussion with Nasdaq, as it awaits further instructions or a decision on the Company’s status.”

10.	Where you discuss Mr. Solinin's interests in the Offer throughout the offer materials, as well as where you reference trading of the Shares on the MOEX, note whether Mr. Solinin as a Russian national is eligible to trade on the MOEX. State whether he could sell Shares on the MOEX, including any Shares purchased in the Offer at an offer price that is half of recent trading prices there.

Division of Corporation Finance
August 8, 2022

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the disclosure in the Summary Term Sheet in the Offer to Purchase and in the section of the Offer to Purchase titled “THE OFFER – 2. Purpose of the Offer; Certain Effects of the Offer” to disclose that while Mr. Solonin is a Russian citizen (who lives outside of Russia and has Cyprus residency) and could sell Shares on MOEX, he cannot sell any Shares or ADSs purchased in the Offer on the MOEX, due to the inability to transfer into the Russian securities depository the Shares or ADSs tendered in the Offer from a brokerage account outside of Russia due to European Union sanctions on the National Securities Depository of Russia.

11.	See our last comment above regarding the trading price of the Shares on the MOEX. We further note that the last trading price for the ADSs before the Trading Halt was double the current Offer consideration. Revise the Offer materials to discuss how Mr. Solinin and Dalliance set the Offer price.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have revised the disclosure in the Summary Term Sheet in the Offer to Purchase under the question “How was the Purchase Price for the Shares of Shares represented by ADSs determined?” as follows (deletions are shown as strikethrough and additions are underlined for your convenience):

The Purchase Price of $2.50 is less than the Halted Price of $5.67 as well as the closing price of the ADSs on the MOEX on July 18, 2022 of ₽284.5 per Share, or $5.03 per Share using the Central Bank of Russia’s exchange rate as of July 18, 2022 of ₽56.5616 to $1.00. The difference between the Purchase Price on the one hand and the Halted Price or the trading price of the ADSs on the MOEX on the other hand reflects the reduction in value that accompanies securities for which there is an inability to quickly convert such security into cash, otherwise known as a lack of liquidity discount.  Because non-Russian holders of Shares and Shares represented by ADSs cannot access trading on MOEX due to the Trading Restrictions and Nasdaq halted trading of the ADSs ~~with a Halted Price of $5.67~~, holders of the Shares and Shares represented by ADSs no longer have the same access to liquidity for the Shares and the Shares represented by ADSs as existed just prior to the Trading Halt and the MEOX Restrictions. Accordingly, the Offeror and Mr. Solonin determined the Purchase Price of $2.50 per Share (including Shares represented by ADSs) ~~based on a~~ to reflect this lack of liquidity discount ~~seen in~~. The discount applied to determine the Purchase Price is based on recent market activity for similarly situated issuers of securities with (i) a nexus to the Russian Federation, (ii) securities simultaneously  listed on the MOEX and  exchanges outside of the Russian Federation and (iii) similar trading halts ~~or difficulties~~ to that of QIWI or other difficulties  in connection with the ongoing hostilities in Ukraine. For example, we observed a 66% relative decrease from prior to the start of the hostilities in Ukraine to the time of the determination of the Purchase Price, in the trading prices of the shares of a publicly traded company with significant Russian operations and the target of Sanctions on MOEX versus the same shares on the Hong Kong Exchanges and Clearing Market. While there are always differences in circumstances between issuers of securities with ties to the Russian Federation, including different industries and the impact of Sanctions, the lack of liquidity discount applied to determine the Purchase Price, reflects this recent market data showing a difference in trading prices of shares listed on MOEX and other exchanges where the trading volume has been reduced as a result of the hostilities in Ukraine.

* * * *

Division of Corporation Finance
August 8, 2022

We, the Offeror and Mr. Solonin appreciate the Staff’s attention to the review of the Amended Schedule TO-T. Please do not hesitate to contact me at (512) 457-7019 or Drew.Valentine@us.dlapiper.com, or in my absence J.A. Glaccum at (713) 425-8411 or J.A.Glaccum@us.dlapiper.com if you have any questions regarding this letter or the Amended Schedule TO-T.

Very truly yours,

/s/ Drew M. Valentine
Drew M. Valentine, Esq.

cc:	Mr. Sergey Solonin
Natallia Makarava (Director, Dalliance Services Company)
Curtis L. Mo, Esq. (DLA Piper LLP (US))
J.A. Glaccum, Esq. (DLA Piper LLP (US))